As filed with the Securities and Exchange Commission on April 13, 2026

Securities Act File No. 333-292057

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. ___	☐
Post-Effective Amendment No. 1	☒

WEDBUSH SERIES TRUST

(Exact Name of Registrant as Specified in Charter)

225 S Lake Ave
Pasadena, CA 91101

(Address of Principal Executive Office)

Registrant’s Telephone Number, including Area Code: (213) 688-4357

Matthew Bromberg

Wedbush Series Trust

225 S Lake Ave
Pasadena, CA 91101

(Name and Address of Agent for Service)

Copy to:

Eric Simanek, Esq.

Eversheds Sutherland (US) LLP

700 6th St NW

Washington, DC 20001

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered: Investment Company Shares.

It is proposed that this filing will become effective immediately upon filing, pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 is being filed solely for the purpose of adding exhibits to Wedbush Series Trust’s Registration Statement on Form N-14. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-14 setting forth the exhibits to the Registration Statement. The Registrant hereby incorporates by reference the Proxy Statement/Prospectus and Statement of Additional Information filed as Parts A and B, respectively, to the Registrant's Registration Statement on Form N-14 (File No. 333-292057), as filed on December 10, 2025, and subsequently filed in definitive form pursuant to Rule 497 on January 21, 2026 (Accession No. 0001213900-26-006220). This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement.

PART C – OTHER INFORMATION

Item 15.	Indemnification

Reference is made to Article VII of the Registrant’s Declaration of Trust. The general effect of this provision is to indemnify the Trustees, officers, employees and other agents of the Trust who are parties pursuant to any proceeding by reason of their actions performed in their scope of service on behalf of the Trust.

Pursuant to Rule 484 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”

Item 16.	Exhibits

(1)	(a)	Certificate of Trust dated November 13, 2024(1)

(b)	Agreement and Declaration of Trust dated November 13, 2024(1)

(2)	By-Laws of the Trust dated November 13, 2024(1)

(3)	Not Applicable

(4)	Agreement and Plan of Reorganization*

(5)	Rights of holders securities being registered is contained in the Registrant’s Agreement and Declaration of Trust and Bylaws

(6)	(a)	Investment Advisory Agreement by and between the Trust and Wedbush Fund Advisers, LLC(2)

(b)	Form of Amendment to Investment Advisory Agreement(3)

(c)	Investment Sub-Advisory Agreement by and between Wedbush Fund Advisers, LLC and Laffer Tengler Investments Inc.(4)

(7)	(a)	ETF Distribution Agreement by and between the Trust and Foreside Fund Services, LLC(2)

(b)	Form of Authorized Participant Agreement(2)

(c)	Form of Amendment to Distribution Agreement(3)

(8)	Not Applicable

(9)	(a)	Custody Agreement by and between the Bank of New York Mellon and the Trust(2)

(b)	Form of Amendment to Custody Agreement(3)

(10)	Amended and Restated Rule 12b-1 Distribution Plan(3)

(11)	Opinion and Consent of Counsel regarding the validity of the shares issued by the Registrant(3)

(12)	(a)	Opinion of Counsel provided to Wedbush Series Trust as to Tax Matters and Consent*

	(b)	Opinion of Counsel provided to ETF Opportunities Trust as to Tax Matters and Consent*

Part C-1

(13)	(a)	Fund Accounting Servicing Agreement by and between the Trust and Bank of New York Mellon(2)

(b)	Form of Amendment to Fund Accounting Agreement(3)

(c)	Fund Administration Servicing Agreement by and between the Trust and Wedbush Fund Advisers, LLC(2)

(d)	Form of Amendment to Fund Administration Agreement(3)

(e)	Transfer Agent Servicing Agreement by and between the Trust and Bank of New York Mellon(2)

(f)	Form of Amendment to Transfer Agent Agreement(3)

(14)	Consent of Cohen & Company, Ltd.(3)

(15)	Not Applicable

(16)	Power of Attorney(2)

(17)	Not Applicable

(18)	Not Applicable

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-284792 and 811-24052) filed on February 7, 2025.
(2)	Incorporated by reference to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-284792 and 811-24052) filed on May 23, 2025.
(3)	Incorporated by reference to the Registrant’s Registration Statement on Form N-14 (File No. 333-292057) filed on December 10, 2025.
(4)	Incorporated by reference to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-284792 and 811-24052) filed on March 31, 2026.
*	Filed herewith

Item 17.	Undertakings

The Registrant hereby undertakes the following:

(1)	that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of the Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

(2)	the Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them; and

(3)	the Registrant agrees to file an opinion of counsel supporting the tax consequences to shareholders discussed in the Registration Statement in a post-effective amendment to the Registration Statement.

Part C-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”) this registration statement has been signed on behalf of the registrant in the City of New York, State of New York, on the 13th day of April, 2026

WEDBUSH SERIES TRUST

By:	/s/ Matthew J. Bromberg
Name:	Matthew J. Bromberg
Title:	President

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ Matthew J. Bromberg	President and Principal Executive Officer	April 13, 2026
Matthew J. Bromberg

/s/ Samantha Kirkman	Treasurer, Principal Financial Officer	April 13, 2026
Samantha Kirkman	and Principal Accounting Officer

* Geoff Bland	Trustee	April 13, 2026
Geoff Bland

* John F. De Benedetti	Trustee	April 13, 2026
John F. De Benedetti

* J. Philip Ferguson	Trustee	April 13, 2026
J. Philip Ferguson

* Jennifer E. Hoopes	Trustee	April 13, 2026
Jennifer E. Hoopes

*By:	/s/ Matthew J. Bromberg
Matthew J. Bromberg
Attorney-in-Fact, pursuant to a power of attorney filed as Exhibit (h)(6) to the Fund’s Registration Statement on Form N-1A, as filed with the SEC on May 23, 2025, and incorporated herein by reference.

Part C-3

EXHIBIT INDEX

(4)		Agreement and Plan of Reorganization
(12)	(a)	Opinion of Counsel provided to Wedbush Series Trust as to Tax Matters and Consent
(12)	(b)	Opinion of Counsel provided to ETF Opportunities Trust as to Tax Matters and Consent

Part C-4